UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           For the month of March 2006

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                      Yes |_|         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

            The following document is being filed with this 6-K report and is attached hereto.

Press Release dated March 3, 2006 announcing dividend proposal

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
For further information contact:

Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                  QUINENCO PROPOSES FINAL DIVIDEND DISTRIBUTION
                           OF Ch$14.45 PESOS PER SHARE

March 3, 2006 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported today that its Board of Directors has proposed a final dividend distribution of Ch$15,600,009,080, equivalent to Ch$14.44793 pesos per share. The proposal will be put forth at the Company's General Ordinary Shareholders Meeting to be held at the end of April 2006.

At the Board of Directors' meeting, which was held on March 2, 2006, the Board proposed that 32.65% of 2005 liquid net profits be distributed among its 1,079,740,079 common shares, as follows:

      o A minimum legal dividend of Ch$14,334,823,642, equivalent to 30% of the 2005 liquid net income and

      o An additional dividend of Ch$1,265,185,438, equivalent to 2.65% of 2005 liquid net income.

If the final dividend proposal is accepted at the General Ordinary Shareholders Meeting, it will be payable on May 10, 2006.

* Liquid net income is calculated as net income less accumulated start-up losses and amortization of consolidated negative goodwill.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

                                        #

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QUINENCO S.A.


                                               By: s/s Luis Fernando Antunez
                                               ---------------------------------
                                               Name: Luis Fernando Antunez
                                               Title: Authorized Representative

Dated: March 3, 2006